Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of: April 2006


                          SGL CARBON Aktiengesellschaft

                              (Name of registrant)

                               Rheingaustrasse 182
                                 65203 Wiesbaden
                                     Germany


                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F  X                    Form 40-F
                          ---                             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                Yes                             No  X
                    ---                            ---

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                  Exhibit Index
                                  -------------

1.   April 24, 2006 German Press Release - Graphite Electrode Price Increase

2.   April 25, 2006 German Press Release - Successful First Quarter 2006

3.   Interim Report First Quarter 2006

SGL Carbon increases Graphite Electrode prices

Wiesbaden, April 24, 2006. SGL Carbon announces today the following new prices for its Graphite Electrodes effective April 21st, 2006 for all new business:

Europe:

o    Regular-size Graphite Electrodes: 3760 (euro)/MT
o    Extra-size Graphite Electrodes: 4030 (euro)/MT


Americas, Asia (excluding China*), Near Middle East and Africa:

o    For regular-size Graphite Electrodes: 2,08 US$/lb (4585 US-$/mt)
o    For extra-size Graphite Electrodes:2,23 US$/lb (4915 US-$/mt)


Regular-sized is defined as: diameter 14" (350 mm) - 24" (600 mm)
Extra-sized is defined as: diameter 26" (650 mm) - 30" (750 mm)

These prices will be applicable for all new orders received from April 21st, 2006 until further notice and for shipments through June 30th, 2007.

This price increase is due to cost increases for the major raw materials and energy (electricity and gas).

* Pricing in China is the sole responsibility of the joint venture between SGL Carbon and Tokai in Shanghai (STS).



Forward-looking statements:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not intended as guarantees; rather, such developments and results are dependent on a number of factors, they contain various risks and uncertainties and are based on assumptions that may prove to be incorrect. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electrosteel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, and ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.





For further information, please contact:
----------------------------------------
Corporate Communications / Media Relations / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170 540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de
         ----------------------------              ----------------

SGL Carbon: Successful First Quarter 2006


o    Sales in Q1/2006 up by 11 %, EBIT up by 55 % compared to Q1/2005

o    Net profit for the period more than tripled in comparison with Q1/2005

o    Successful placement of almost 10 % capital increase

o    Earnings expected to further improve in Q2/2006


Wiesbaden, April 25, 2006. Due to the favorable development of demand in all three business units, consolidated sales increased by 11 % to (euro) 267.3 million in Q1/2006, or 8 % after adjusting for foreign currency changes. There was an above-average increase in EBIT of 55 % to (euro) 33.1 million. The main reasons for the growth in earnings were the sustained positive development at Carbon and Graphite, the substantial increase in income at Specialties and cost savings of approximately (euro) 5 million in the first quarter of 2006. On March 17, 2006 the rating agency Standard & Poor's placed the ratings for SGL Carbon on positive watch for an upgrade as a result of the successful capital increase in March and in the expectation of a further reduction in debt.

On March 17, 2006 the rating agency Standard & Poor's placed the ratings for SGL Carbon on positive watch for an upgrade as a result of the successful capital increase in March and in the expectation of a further reduction in debt. On March 20, 2006, SGL Carbon received an upgrade from the rating agency Moody's on its ratings. The Corporate Family rating was raised by one notch from "B1" to "Ba3" with a "stable" outlook. The rating on secured facilities was increased from "B1" to "Ba3", and the rating on senior notes of SGL Carbon Luxemburg was upgraded from "B3" to "B2". These upgrades have a positive impact on SGL Carbon's potential future financing. According to Moody's, the higher rating is largely a consequence of the substantial improvement in the operational and financial performance in the last two years as well as the positive outlook for the Carbon and Graphite business unit presented by SGL Carbon at their annual press conference on March 9, 2006. The successful capital increase allows the Company additional financial flexibility.

Net Financing Costs

The net financing costs recorded a slight improvement in Q1/2006 to minus (euro)
12.3 million compared with minus (euro) 13.1 million in the same quarter of the previous year. This is a result of reduced net interest expenses due to the decrease in financial liabilities and lower interest expenses in connection with the antitrust proceedings, resulting from the earlier than scheduled payment of the remaining North American antitrust liabilities in 2005.

The proceeds from the capital increase of March 2006 were used to fund the first EU antitrust fine in April 2006. Consequently, the bank guarantee for this EU antitrust fine was cancelled. Therefore guarantee fees and interest accruals are no longer required. These measures benefit the net financing costs so that from today's perspective we expect a financial result of approximately minus (euro) 50 million in 2006.

Profit before and after taxes

During the reporting period, earnings before income taxes more than doubled from
(euro) 8.2 million to (euro) 20.8 million. With a tax rate of 40 %, net profit for the period more than tripled from (euro) 3.9 million to (euro) 12.4 million. With an average number of shares of 57.5 million, the earnings per share were
(euro) 0.22 in Q1/2006 compared with (euro) 0.07 in Q1/2005.

Statement of Changes in Consolidated Shareholders' Equity

As a result of the capital increase and the net profit for the period, equity as at March 31, 2006 increased by (euro) 99 million to (euro) 421 million, thus leading to an improvement in the equity ratio from 27.2 % to 33.9 %. The cash funding of the EU antitrust fine relating to graphite electrodes to the amount of around (euro) 69 million plus accumulated interest made in April 2006 will again lead to a shortening of the balance sheet in Q2/2006. On a pro-forma basis, this will result in an equity ratio of more than 35 %. In the coming three months, we will examine whether the EU antitrust fine concerning Graphite Specialties amounting to (euro) 18.5 million plus accumulated interest should also be funded with cash for reasons of financial optimisation.

Net Debt

As at March 31, 2006, there was a significant improvement in net financial debt due to the proceeds from the capital increase. The cash received from the capital increase was used to cash fund the first EU antitrust fine, for which a restricted account was established at the EU. The final utilization of these funds still depend on the outstanding appeals before the European courts. As we do not include restricted accounts in our calculation of net financial debt, we are adhering to our guidance for the full 2006 fiscal year to reduce net debt to below (euro) 240 million by year-end despite the positive development of net debt during Q1/2006.


Segment reporting

Carbon and Graphite (CG)

In Q1/2006, sales increased by 7% to (euro) 152.7 million, currency-adjusted by 3%. Despite planned reduced deliveries of graphite electrodes, EBIT rose by 18 % to (euro) 31.5 million due to price increases and ongoing cost reduction measures. The return on sales improved to 20.6 % compared with 18.7 % in the same quarter of the previous year. The average prices for graphite electrodes increased by 21 % in USD and 10 % in EUR compared to Q1/2005. As expected, shipments of graphite electrodes decreased by around 14 % compared to the exceptionally strong Q1/2005, reaching a level of 45,000 metric tons, which is comparable to the first quarters of previous years. Factor costs increased in line with expectation by 10-15 %.

The price increases for graphite electrodes announced on April 24, 2006 will be applicable for all new orders received from April 21st, 2006 until further notice and for shipments through June 30th, 2007, and therefore have little impact on the 2006 fiscal year. For the current fiscal year, we therefore maintain already indicated price increases of 15-20 % in USD and 5-10 % in EUR, with prices trending toward the upper ends of both brackets.

Specialties (S)

Sales increased by 22 % to (euro) 72.3 million, currency-adjusted by 19 %, with all businesses contributing to the sales growth. Particularly demand from North America and from the Automotive and Mechanical Applications and Solar Energy customer sectors showed a favorable development. EBIT increased more than fivefold compared to the weak Q1/2005. Return on sales with 12.2 % reached our target range of 10-15 % for the first time.

SGL Technologies (T)

Due to continued positive development of demand for carbon fibers and carbon fiber reinforced composite materials, sales increased by 10 % to (euro) 41.8 million, currency adjusted by 7 %. EBIT is burdened by a receivables writedown due to the Chapter 11 proceedings of Dana Corporation in the USA, a customer in the area of Expanded Graphite. Without this effect, EBIT would have reached break even, as announced in March 2006 despite ongoing development expenses in the Brakes business and new projects for the defense industry.

Employees

The number of employees in the Group was 5,250 as at March 31, 2006 compared with 5,263 at the end of December 2005. Although the number of employees in Carbon and Graphite and Specialties declined slightly, headcount increased at SGL Technologies due to the ongoing expansion of business.

Outlook

For Q2/2006, SGL Carbon is anticipating an increase in sales of around 5 % and an EBIT growth of at least 20% compared to the strong Q2/2005. The increase in sales for Carbon and Graphite is likely to continue comparable to the growth rate in Q1/2006, while the improvement in EBIT is likely to accelerate slightly. For Specialties, we expect another solid quarter in terms of sales and EBIT which should reach roughly the same levels of the strong second quarter of the previous year. At SGL Technologies, we expect stable sales as a result of project-related order and delivery cycles affecting Q2/2006 however with an improved EBIT compared to Q2/2005. For the year as a whole, the company's outlook at Group level remains unchanged for the time being at an expected increase in sales of around 5 % and a low double digit improvement in EBIT.



Retroactive adjustments

For the first time since the consolidated financial statements as at December 31, 2005, all previously non-consolidated subsidiaries are fully included in the scope of consolidation and two joint ventures are accounted for under the equity method. For the quarterly representation of the 2005 fiscal year, the reported data were adjusted to include the previously non-consolidated companies and thus made comparable.

Financial Highlights SGL Carbon Group
((euro) million / unaudited)

                                                            First Quarter
                                                         -------------------
                                                          2006         2005
--------------------------------------------------------------------------------
Sales revenue                                            267.3        241.0
--------------------------------------------------------------------------------
EBITDA                                                    45.9         35.5
--------------------------------------------------------------------------------
EBIT                                                      33.1         21.3
--------------------------------------------------------------------------------
Return on Sales (1)                                       12,4%         8,8%
--------------------------------------------------------------------------------
Net profit before minority interests                      12.4          3.9
--------------------------------------------------------------------------------
Earnings per share (in (euro))                            0,22         0,07
--------------------------------------------------------------------------------
Cash flow from operations before
 antitrust payments (2)                                   -1.3         -9.7
--------------------------------------------------------------------------------

                                                        March 31,    Dec. 31,
                                                          2006         2005
--------------------------------------------------------------------------------
Total assets                                             1,244        1,183
--------------------------------------------------------------------------------
Shareholders' equity                                       421          322
--------------------------------------------------------------------------------
Net debt                                                   196          265
--------------------------------------------------------------------------------
Debt Ratio (gearing) (3)                                   0,5          0,8
--------------------------------------------------------------------------------
Equity ratio (4)                                          33.9%        27.2%
--------------------------------------------------------------------------------


(1) Ratio of profit from operations to sales revenue
(2) Without  currency  exchange  rate effects
(3) Net debt divided by  shareholders'  equity
(4) Shareholders' equity divided by total assets

Forward-looking statements:
This document contains statements on future developments that are based on currently available information and that involve risks and uncertainties that could lead to actual results deviating from these forward-looking statements. The statements on future developments are not intended as guarantees; rather, such developments and results are dependent on a number of factors, they contain various risks and uncertainties and are based on assumptions that may prove to be incorrect. These risks and uncertainties include, for example, unforeseeable changes in political, economic and business conditions, particularly in the area of electric steel production, the competitive situation, interest rate and currency developments, technological developments and other risks and unanticipated circumstances. We see other risks in price developments, unexpected developments relating to acquired and consolidated companies, and ongoing cost optimization programs. SGL Carbon does not intend to update these forward-looking statements.


For further information, please contact:
----------------------------------------
Corporate Communications / Media Relations / Stefan Wortmann
Tel. : +49 611 60 29 105 / Fax : +49 6 11 60 29 101 / Mobil : +49 170 540 2667
e-mail : stefan.wortmann@sglcarbon.de / Internet : www.sglcarbon.de
         ----------------------------              ----------------

Report on the first quarter 2006


Highlights
----------

-    Sales in Q1/2006 up by 11%, EBIT up by 55% compared to Q1/2005
-    Net profit for the period more than tripled in comparison with Q1/2005
-    Successful placement of almost 10% capital increase
-    Earnings expected to further improve in Q2/2006



Financial Highlights (unaudited)
--------------------------------

                                                                1st Quarter
                                                         -----------------------
                                                            2006          2005
(euro) million                                           -----------------------
Sales revenue                                              267.3         241.0
Gross profit                                                82.1          66.3
EBITDA                                                      45.9          35.5
EBIT                                                        33.1          21.3
Return on sales (1)                                         12.4%          8.8%
Net profit before minority interests                        12.4           3.9
Earnings per share (in (euro))                              0.22          0.07
Cash flow from operations before
 antitrust payments (2)                                     -1.3          -9.7

                                                           Mar 31,       Dec 31,
                                                            2006          2005
(euro) million                                           -----------------------
Total assets                                               1,244         1,183
Shareholders' equity                                         421           322
Net debt                                                     196           265
Debt ratio (gearing) (3)                                     0.5           0.8
Equity ratio (4)                                            33.9%         27.2%


(1)  Ratio of profit from operations to sales revenue
(2)  Without currency exchange rate effects
(3)  Net debt divided by shareholders' equity
(4)  Shareholders' equity divided by total assets


Retroactive adjustments
-----------------------
For the first time since the consolidated financial statements as at December 31, 2005, all previously non-consolidated subsidiaries are fully included in the scope of consolidation and two joint ventures are accounted for under the equity method. For the quarterly representation of the 2005 fiscal year, the reported data were adjusted to include the previously non-consolidated companies and thus made comparable.


Business Development in the Group

Consolidated Income Statement (unaudited)
-----------------------------------------
                                                                1st Quarter
                                                         -----------------------
                                                            2006          2005
(euro) million                                           -----------------------
Sales revenue                                              267.3         241.0
Gross profit                                                82.1          66.3
Selling, administrative, research
 and other income/expense                                  -49.0         -45.0
Profit from operations                                      33.1          21.3
Net financing costs                                        -12.3         -13.1
Profit before tax                                           20.8           8.2
Income taxes                                                -8.4          -4.3
Net profit before minority interests                        12.4           3.9
Earnings per share                                          0.22          0.07

Due to the favorable development of demand in all three business units, consolidated sales increased by 11% to (euro)267.3 million in Q1/2006, or 8% after adjusting for foreign currency changes. There was an above-average increase in EBIT of 55% to (euro)33.1 million. The main reasons for the growth in earnings were the sustained positive development at Carbon and Graphite, the substantial increase in income at Specialties and cost savings of approximately
(euro)5 million in the first quarter of 2006.

On March 17, 2006 the rating agency Standard & Poor's placed the ratings for SGL Carbon on positive watch for an upgrade as a result of the successful capital increase in March and in the expectation of a further reduction in debt. On March 20, 2006, SGL Carbon received an upgrade from the rating agency Moody's on its ratings. The Corporate Family rating was raised by one notch from "B1" to "Ba3" with a "stable" outlook. The rating on secured facilities was increased from "B1" to "Ba3", and the rating on senior notes of SGL Carbon Luxemburg was upgraded from "B3" to "B2". These upgrades have a positive impact on SGL Carbon's potential future financing. According to Moody's, the higher rating is largely a consequence of the substantial improvement in the operational and financial performance in the last two years as well as the positive outlook for the Carbon and Graphite business unit presented by SGL Carbon at their annual press conference on March 9, 2006. The successful capital increase allows the Company additional financial flexibility.

Details of Net Financing Costs
------------------------------
                                                                1st Quarter
                                                         -----------------------
                                                            2006          2005
(euro) million                                           -----------------------
Interest expense on loans (net)                             -6.4          -7.0
Interest expense on pensions                                -3.3          -3.1
Interest expense on antitrust (non-cash)                    -0.7          -1.3
Total interest expense, net                                 -10.4        -11.4

Currency and hedging valuation
 adjustments of antitrust liabilities
 (non-cash)                                                  0.0          -0.7
Amortization of refinancing costs                           -0.9          -1.0
Other                                                       -1.0           0.0
Total other financing expenses                              -1.9          -1.7
Net financing costs                                        -12.3         -13.1

The net  financing  costs  recorded  a slight  improvement  in  Q1/2006 to minus
(euro)12.3 million compared with minus (euro)13.1 million in the same quarter of the previous year. This is a result of reduced net interest expenses due to the decrease in financial liabilities and lower interest expenses in connection with the antitrust proceedings, resulting from the earlier than scheduled payment of the remaining North American antitrust liabilities in 2005.

The proceeds from the capital increase of March 2006 were used to fund the first EU antitrust fine in April 2006. Consequently, the bank guarantee for this EU antitrust fine was cancelled. Therefore guarantee fees and interest accruals are no longer required. These measures benefit the net financing costs so that from today's perspective we expect a financial result of approximately minus (euro)50 million in 2006.

Profit before and after taxes
-----------------------------
During the reporting period, earnings before income taxes more than doubled from
(euro)8.2 million to (euro)20.8 million. With a tax rate of 40%, net profit for the period more than tripled from (euro)3.9 million to (euro)12.4 million. With an average number of shares of (euro)57.5 million, the earnings per share were
(euro)0.22 in Q1/2006 compared with (euro)0.07 in Q1/2005.

Financial Position

Consolidated Balance Sheet (unaudited)
--------------------------------------

Assets                                                     Mar 31,      Dec 31,
(euro) million                                               2006         2005
                                                         -----------------------
Non-current assets
Intangible assets                                             85            86
Property, plant and equipment                                341           346
Long-term investments                                         15            15
Deferred tax assets                                          123           129
                                                             564           576
Current assets
Inventories                                                  297           281
Trade receivables                                            195           195
Other current assets                                          36            34
Cash and cash equivalents                                    148            93
                                                             676           603
Assets held for sale                                           4             4
Total assets                                               1,244         1,183

Equity And Liabilities                                     Mar 31,      Dec 31,
(euro) million                                              2006         2005
                                                         -----------------------
Shareholders' equity                                         421           322
Minority interests                                             1             1
Total equity                                                 422           323
Non-current liabilities
Financial liabilities                                        327           336
Provisions for pensions and
other employee benefits                                      160           159
Deferred tax liabilities                                      31            35
Other liabilities                                              0             1
Other provisions                                              14            13
                                                             532           544
Current liabilities
Financial liabilities                                          2             6
Trade payables                                                81            89
Other liabilities                                             65            70
Other provisions                                             142           151
                                                             290           316
Total equity and liabilities                               1,244         1,183

As at March 31, 2006, total assets increased by around (euro)61 million compared with year-end 2005. The main reasons for this were the inflow of liquidity from the capital increase and the seasonally typical increase in working capital, while exchange rate effects had a shortening impact due primarily to the weakening of the US dollar against the euro. Cash and cash equivalents increased by (euro)55 million compared with December 31, 2005. The inflow of (euro)81 million from the capital increase in particular had a positive impact while cash and cash equivalents to the amount of (euro)13 million were used to pay back a loan.

Working Capital
---------------
                                                           Mar 31,       Dec 31,
(euro) million                                              2006          2005
                                                         -----------------------
Inventories                                                  297           281
Trade receivables                                            195           195
Less trade payables                                          -81           -89
Working capital                                              411           387

The increase in working  capital of around (euro)24  million  (currency-adjusted
(euro)28 million) compared with year-end 2005 is the result of higher than expected business activity primarily in Carbon and Graphite as well as in Specialties and corresponds to the typical seasonal development at this time of the year as part of the year's order book needs to be produced in advance.

Statement of Changes in Consolidated Shareholders' Equity
---------------------------------------------------------
                                                            Three
                                                           months        Equity
                                                            2006         Ratio
(euro) million                                           -----------------------
Balance at January 1                                         322          27.2%
Capital increase                                              82
Net profit                                                    12
Currency exchange differences and other                        5
Balance at March 31                                          421          33.9%

As a result of the capital increase and the net profit for the period, equity as at March 31, 2006 increased by (euro)99 million to (euro)421 million, thus leading to an improvement in the equity ratio from 27.2% to 33.9%. The cash funding of the EU antitrust fine relating to graphite electrodes to the amount of around (euro)69 million plus accumulated interest made in April 2006 will again lead to a shortening of the balance sheet in Q2/2006. On a pro-forma basis, this will result in an equity ratio of more than 35%. In the coming three months, we will examine whether the EU antitrust fine concerning Graphite Specialties amounting to (euro)18.5 million plus accumulated interest should also be funded with cash for reasons of financial optimisation.

Net Debt
--------
                                                           Mar 31,      Dec 31,
                                                             2006         2005
(euro) million                                           -----------------------
Financial liabilities                                        329          342
plus accrued refinancing cost                                 15           16
Cash and cash equivalents                                   -148          -93
Net financial debt                                           196          265

As at March 31, 2006, there was a significant improvement in net financial debt due to the proceeds from the capital increase. The cash received from the capital increase was used to cash fund the first EU antitrust fine, for which a restricted account was established at the EU. The final utilization of these funds still depend on the outstanding appeals before the European courts. As we do not include restricted accounts in our calculation of net financial debt, we are adhering to our guidance for the full 2006 fiscal year to reduce net debt to below (euro)240 million by year-end despite the positive development of net debt during Q1/2006.

Financial Condition

Consolidated Cash Flow Statement (unaudited)
--------------------------------------------                    1st Quarter
                                                         -----------------------
adjusted by currency impacts / (euro) million               2006          2005
                                                         -----------------------
Cash Flows from operating activities
Net income before taxes                                     20.8           8.2
Loss/(gain) on disposal of property,
 plant and equipment                                         0.1          -0.1
Depreciation and amortization of
 fixed assets                                               12.8          14.2
Amortization of refinancing costs                            0.9           0.8
Income taxes paid                                           -4.7          -1.7
Interest on financial debt paid                            -12.7         -13.6
Changes in provisions, net                                   1.6          -5.7
Changes in Working Capital                                 -27.6         -23.6
Changes in other operating assets and
 other liabilities                                           7.5          11.8

Cash used in operating activities
 before antitrust payment                                   -1.3          -9.7
Payments relating to antitrust                                 -          -7.4
Cash used in operating activities                           -1.3         -17.1

Cash Flows from investing activities
Capital expenditure in property, plant
 and equipment and intangible assets                       -12.2          -7.2
Other investing activities                                     -             -
Cash used in investing activities                          -12.2          -7.2
Free Cash Flow *                                           -13.5         -16.9

Cash Flows from financing activities
Changes in corporate debt                                  -11.8          -3.2
Net proceeds from capital increase                          80.8             -
Other financing activities                                     -             -
Cash provided by/used in financing
 activities                                                 69.0          -3.2
Effect of FX-changes/others                                 -0.7           0.5

Total Cash Flow                                             54.8         -27.0
Cash and cash equivalents at
 beginning of period                                        93.4         195.5
Cash and cash equivalents at
 end of period                                             148.2         168.5
(thereof cash escrow account)                               (0.0)       (120.0)

*defined as cash used in operating activities before antitrust payments plus cash used in investing activities


In line with the reporting in the annual report, we have adapted the quarterly cash flow statements according to the indirect method as defined under IAS 7.

In Q1/2006, SGL Carbon achieved an improved but still slightly negative operating cash flow of minus (euro)1.3 million compared with minus (euro)9.7 million in Q1/2005. The main reasons for the negative cash flow are the currency-adjusted increase in working capital of (euro)27.6 million ((euro)23.6 million in Q1/2005) which is typical for this time of the year and the
(euro)12.7 million ((euro)13.6 million in Q1/2005) interest payments on our financial liabilities which are influenced by the half-yearly payment schedule on our bond (8.5% coupon.

Accordingly, free cash flow also posted a negative though improved figure of minus (euro)13.5 million compared with minus (euro)16.9 million in Q1/2005 despite higher capital expenditure of (euro)12.2 million this quarter compared to (euro)7.2 million in Q1/2005. With the typical normalization of working capital in the course of the year and despite higher capital expenditure of around (euro)60 million (2005: (euro)45 million), we still expect for the full year 2006 a free cash flow of at least (euro)25 million, which we want to use to reduce our net debt to below (euro)240 million.

Cash provided by financing activities amounted to (euro)69.0 million Q1/2005: cash used (euro)3.2 million), which is mainly due to the net cash inflow from the capital increase.



Segment Reporting

Carbon and Graphite (CG)                                        1st Quarter
------------------------                                 -----------------------
                                                            2006          2005
(euro) million                                           -----------------------
Sales revenue                                              152.7         143.3
EBITDA                                                      38.4          34.5
Profit from operations                                      31.5          26.8
Return on sales                                             20.6%         18.7%

In Q1/2006, sales increased by 7% to (euro)152.7 million, currency-adjusted by 3%. Despite planned reduced deliveries of graphite electrodes, EBIT rose by 18% to (euro)31.5 million due to price increases and ongoing cost reduction measures. The return on sales improved to 20.6% compared with 18.7% in the same quarter of the previous year. The average prices for graphite electrodes increased by 21% in USD and 10% in EUR compared to Q1/2005. As expected, shipments of graphite electrodes decreased by around 14% compared to the exceptionally strong Q1/2005, reaching a level of 45,000 metric tons, which is comparable to the first quarters of previous years. Factor costs increased in line with expectation by 10-15%.

The price increases for graphite electrodes announced on April 24, 2006 will be applicable for all new orders received from April 21st, 2006 until further notice and for shipments through June 30th, 2007, and therefore have little impact on the 2006 fiscal year. For the current fiscal year, we therefore maintain already indicated price increases of 15-20% in USD and 5-10% in EUR, with prices trending toward the upper ends of both brackets.


Specialties (S)                                                1st Quarter
---------------                                          -----------------------
                                                            2006          2005
(euro) million                                           -----------------------
Sales revenue                                               72.3          59.1
EBITDA                                                      11.7           4.7
Profit from operations                                       8.8           1.5
Return on sales                                             12.2%          2.5%

Sales increased by 22% to (euro)72.3 million, currency-adjusted by 19%, with all businesses contributing to the sales growth. Particularly demand from North America and from the Automotive and Mechanical Applications and Solar Energy customer sectors showed a favorable development. EBIT increased more than fivefold compared to the weak Q1/2005. Return on sales with 12.2% reached our target range of 10-15% for the first time.

SGL Technologies (T)                                            1st Quarter
--------------------                                     -----------------------
                                                            2006          2005
(euro) million                                           -----------------------
Sales revenue                                               41.8          38.0
EBITDA                                                       2.0           2.8
Profit from operations                                      -0.8          -0.5
Return on sales                                             -1.9%         -1.3%

Due to continued positive development of demand for carbon fibers and carbon fiber reinforced composite materials, sales increased by 10% to (euro)41.8 million, currency adjusted by 7%. EBIT is burdened by a receivables writedown due to the Chapter 11 proceedings of Dana Corporation in the USA, a customer in the area of Expanded Graphite. Without this effect, EBIT would have reached break even, as announced in March 2006 despite ongoing development expenses in the Brakes business and new projects for the defense industry.



Corporate Costs                                                1st Quarter
---------------                                          -----------------------
                                                            2006          2005
(euro) million                                           -----------------------
Other revenue                                                0.5           0.6
Corporate costs                                             -6.4          -6.5

Despite higher expenses arising from the implementation of the Sarbanes-Oxley Act as well as share-based payments, Corporate costs at (euro)6.4 million remained virtually unchanged in Q1/2006 compared to the same quarter of the previous year.


Employees
---------

The number of employees in the Group was 5,250 as at March 31, 2006 compared with 5,263 at the end of December 2005. Although the number of employees in Carbon and Graphite and Specialties declined slightly, headcount increased at SGL Technologies due to the ongoing expansion of business.


Outlook
-------

For Q2/2006, SGL Carbon is anticipating an increase in sales of around 5% and an EBIT growth of at least 20% compared to the strong Q2/2005. The increase in sales for Carbon and Graphite is likely to continue comparable to the growth rate in Q1/2006, while the improvement in EBIT is likely to accelerate slightly. For Specialties, we expect another solid quarter in terms of sales and EBIT which should reach roughly the same levels of the strong second quarter of the previous year. At SGL Technologies, we expect stable sales as a result of project-related order and delivery cycles affecting Q2/2006 however with an improved EBIT compared to Q2/2005.

For the year as a whole, the company's outlook at Group level remains unchanged for the time being at an expected increase in sales of around 5% and a low double digit improvement in EBIT.

Quarterly Sales Revenue and Profit from Operations by Business Area
-------------------------------------------------------------------

                                                                             2005           2005             2006
(euro) million                        Q1           Q2            Q3           Q4         Full Year            Q1
                                  ---------    ---------     ---------    ---------      ---------        ---------
Sales revenue
Carbon and Graphite                143.3        168.6         157.3         174.5            643.7          152.7
Specialties                         59.1         68.1          66.3          69.9            263.4           72.3
SGL Technologies                    38.0         43.5          40.2          37.3            159.0           41.8
Other                                0.6          0.6           0.6           0.9              2.7            0.5
                                   241.0        280.8         264.4         282.6          1,068.8          267.3


                                                                             2005           2005             2006
(euro) million                        Q1           Q2            Q3           Q4         Full Year            Q1
                                  ---------    ---------     ---------    ---------      ---------        ---------
Profit (loss) from operations
Carbon and Graphite                 26.8         33.7          29.8          31.3            121.6           31.5
Specialties                          1.5          6.8           6.2           5.3             19.8            8.8
SGL Technologies                    -0.5          0.1           3.8          -3.2              0.2           -0.8
Corporate costs                     -6.5         -7.3          -6.8          -8.2            -28.8           -6.4
                                    21.3         33.3          33.0          25.2            112.8           33.1


Quarterly Consolidated Income Statement
---------------------------------------
                                                                             2005           2005             2006
(euro) million                        Q1           Q2            Q3           Q4         Full Year            Q1
                                  ---------    ---------     ---------    ---------      ---------        ---------

Sales revenue                      241.0        280.8         264.4         282.6          1,068.8          267.3
Cost of sales                     -174.7       -191.9        -183.8        -196.3           -746.7         -185.2
Gross profit                        66.3         88.9          80.6          86.3            322.1           82.1
Selling/administration/
 research/other                    -45.0        -55.6         -47.6         -61.1           -209.3          -49.0
Profit from operations              21.3         33.3          33.0          25.2            112.8           33.1
Net financing costs                -13.1        -14.7         -17.6         -20.2            -65.6          -12.3
Profit before tax                    8.2         18.6          15.4           5.0             47.2           20.8
Income taxes                        -4.3         -7.6          -6.1          -1.1            -19.1           -8.4
Net profit before
 minority interests                  3.9         11.0           9.3           3.9             28.1           12.4


Important note:
This interim report contains opinions on future developments which are based on currently available information and do not include the risks and uncertainties which may result in the actual results deviating from the opinions given on future developments. The opinions on future developments are not to be taken as guarantees. Rather, the future developments and occurrences are dependent on a multitude of factor, they include different risks and imponderables and are based on assumptions which may prove to be inaccurate. These include, for example, unforeseeable changes in policy, economic and social conditions, especially in terms of electric steel production, the competitive situation, interest rate and currency developments, technological developments and other risks and imponderables. We see further risks in, amongst other things, price developments, unforeseeable events in terms of acquired companies and Group companies, as well as with the current cost optimization programs. SGL Carbon does not intend to update these opinions on future developments.



Calendar 2006
-------------

April 28                    Annual General Meeting
July 26                     Q2 Shareholders letter
October 26                  Q3 Shareholders letter

Investor Relations Contact
--------------------------

SGL CARBON AG  o  Head Office o  Investor Relations
Rheingaustr. 182  o  D-65203 Wiesbaden
Phone +49 611 60 29-0  o  Fax +49 611 60 29-101
e-mail cpc@sglcarbon.de  o  www.sglcarbon.de

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 SGL CARBON Aktiengesellschaft



Date: April 25, 2006                       By:   /s/ Robert J. Kohler
                                                 -------------------------------
                                                 Name:  Robert J. Koehler
                                                 Title: Chairman of the Board of
                                                        Management


                                           By:   /s/ Sten Daugaard
                                                 -------------------------------
                                                 Name:  Mr. Sten Daugaard
                                                 Title: Member of the Board of
                                                        Management